Exhibit 99.3

NOVEMBER 4, 2020

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended October 3, 2020 and the audited consolidated financial statements and annual MD&A in the 2019 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three month and nine month periods ended October 3, 2020 and additional disclosure of material information up to and including November 4, 2020. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for

Exhibit 99.3

financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe.

Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Since 2002, Norbord's ROCE has averaged 24% annually.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At October 3, 2020, Norbord had unutilized available liquidity of $654 million, comprising $240 million in cash and cash equivalents, $290 million in revolving bank lines and $124 million in available drawings under its accounts receivable securitization program. The Company’s tangible net worth was $1,183 million and net debt to total capitalization on a book basis was 27%, with both ratios well within bank covenants.

SUMMARY OF THIRD QUARTER 2020
Norbord's third quarter results were the strongest ever in the Company's history, reflecting all-time high North American benchmark OSB prices, with the North Central benchmark price averaging $578 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 114% from the previous quarter and 166% against the same quarter last year. South East benchmark prices increased 118% and 240%, and Western Canada increased 158% and 253%, respectively. Driving these record increases is strong pent-up demand from US homebuilding. The seasonally adjusted annualized rate of US housing starts recovered from a low of 0.93 million in April to 1.42 million in September. In addition, strong demand continued from repair-and-remodelling. As a result, Norbord’s third quarter North American shipments were up 9% quarter-over-quarter. Quarterly shipments were down 8% year-over-year and year-to-date shipments were down 9% primarily due to the indefinite curtailment of the 100 Mile House, British Columbia mill in August 2019 and limited production from Line 1 at the Cordele, Georgia mill (which was originally curtailed in November 2019, but resumed production in August 2020 on a limited operating schedule in response to stronger than expected North American OSB demand).
In the UK, Norbord's largest European market, demand has recovered from the significant curtailments taken in the second quarter in response to reduced customer demand due to government-imposed pandemic restrictions. Norbord’s European segment quarterly Adjusted EBITDA increased $14 million versus the prior quarter and $5 million versus the same quarter last year primarily due to higher shipment volumes. Quarterly shipments were up 23% quarter-over-quarter and 12% year-over-year, and year-to-date shipments were down 3%.

Exhibit 99.3

Norbord generated operating income of $274 million in the third quarter of 2020, versus $31 million in the prior quarter and an operating loss of $12 million in the same quarter last year. Year-to-date, Norbord generated operating income of $345 million versus an operating loss of $8 million in the same period last year. Norbord generated Adjusted EBITDA of $322 million in the third quarter of 2020 versus $84 million in the prior quarter and $33 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $481 million versus $111 million in the same period last year. The increase against all prior year comparative periods was primarily due to higher North American OSB prices, partially offset by higher North American profit share costs attributed to higher earnings. The quarter-over-quarter increase is also due to higher shipment volumes. The year-to-date increase was also due to lower input prices, which were offset by lower shipment volumes.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$18	$(17)	$241	$(30)
Add: Finance costs	10	10	11	32	34
Less: Interest income	—	—	—	—	(1)
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	10
Add: Depreciation and amortization	36	32	35	103	104
Add: Income tax expense (recovery)	61	3	(6)	72	(21)
EBITDA	310	63	23	448	96
Add: Costs related to 100 Mile House closure	10	—	—	10	—
Add: Impairment of assets	—	16	10	16	10
Add: Loss on disposal of assets	—	3	—	3	1
Add: Stock-based compensation and related costs	2	2	—	4	2
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	2
Adjusted EBITDA(1)	$322	$84	$33	$481	$111
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $203 million ($2.51 per basic and diluted share) in the third quarter of 2020, up from earnings of $18 million ($0.22 per basic and diluted share) in the second quarter of 2020 and up from a loss of $17 million ($0.21 per basic and diluted share) in the third quarter of 2019. Year-to-date, Norbord recorded earnings of $241 million ($2.98 per basic and diluted share) versus a loss of $30 million ($0.37 per basic and diluted share) in the same period last year. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $204 million ($2.52 per basic and diluted share) in the third quarter of 2020, compared to $31 million ($0.38 per basic and diluted share) in the second quarter of 2020 and an Adjusted loss of $9 million ($0.11 per basic and diluted share) in the third quarter of 2019. Year-to-date, Norbord recorded Adjusted earnings of $256 million ($3.16 per basic and diluted share), compared to an Adjusted loss of $19 million ($0.23 per basic and diluted share). The fluctuations in Adjusted earnings versus all comparative periods were driven primarily by the fluctuations in Adjusted EBITDA, as discussed above.

Exhibit 99.3

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$18	$(17)	$241	$(30)
Add: Costs related to 100 Mile House closure	10	—	—	10	—
Add: Impairment of assets	—	16	10	16	10
Add: Loss on disposal of assets	—	3	—	3	1
Add: Stock-based compensation and related costs	2	2	—	4	2
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	10
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	2
Add: Reported income tax expense (recovery)	61	3	(6)	72	(21)
Adjusted pre-tax earnings (loss)	276	42	(13)	346	(26)
Less: Income tax (expense) recovery at statutory rate(1)	(72)	(11)	4	(90)	7
Adjusted earnings (loss)(2)	$204	$31	$(9)	$256	$(19)
(1)Represents Canadian combined federal and provincial statutory rate.
(2)Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results given 79% of the Company’s panel production capacity is located in North America. For the last four quarters, approximately 45% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 30% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals, such as new household formation and replacement of housing stock, underpin demand for new homes in the US, the largest market for the Company’s products. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned through the cycle.
Fluctuations in the prices the Company pays for raw material inputs significantly impacts operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Global resin prices had been trending downward since the fourth quarter of 2018, bottomed in the second quarter of 2020 and have since been trending upward. Norbord continues to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs. Year-to-date, Norbord generated $43 million in MIP gains.

Exhibit 99.3

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
SALES AND EARNINGS
Sales	725	421	435	1,613	1,358
Operating income (loss)	274	31	(12)	345	(8)
Adjusted EBITDA(1)	322	84	33	481	111
Earnings (loss)	203	18	(17)	241	(30)
Adjusted earnings (loss)(1)	204	31	(9)	256	(19)
PER COMMON SHARE EARNINGS
Earnings (loss), basic	2.51	0.22	(0.21)	2.98	(0.37)
Earnings (loss), diluted	2.51	0.22	(0.21)	2.98	(0.37)
Adjusted earnings (loss), basic(1)	2.52	0.38	(0.11)	3.16	(0.23)
Adjusted earnings (loss), diluted(1)	2.52	0.38	(0.11)	3.16	(0.23)
Dividends declared(2)	0.30	0.05	0.40	0.55	1.20
BALANCE SHEET
Total assets	2,112	1,785	1,862
Long-term debt(3)	658	657	656
Net debt for financial covenant purposes(1)	436	655	675
Net debt to capitalization, market basis(1)	18%	26%	25%
Net debt to capitalization, book basis(1)	27%	40%	40%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,523	1,400	1,654	4,382	4,810
Europe	493	402	440	1,394	1,435
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	578	270	217	371	206
South East	572	262	168	359	184
Western Canada	579	224	164	350	159
Europe (€/m3)(4)	253	251	269	248	280
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	83%	21%	8%	40%	10%
Return on equity (ROE)(1)	97%	17%	(5)%	40%	(3)%
Cash provided by (used for) operating activities	262	125	52	426	(9)
Cash provided by (used for) operating activities per share(1)	3.24	1.55	0.64	5.26	(0.11)
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)Dividends declared per share stated in Canadian dollars.
(3)Includes current and non-current long-term debt.
(4)European indicative average OSB price represents the gross delivered price to the largest continental market.
Sales
Total sales in the quarter were $725 million, compared to $421 million in the second quarter of 2020 and $435 million in the third quarter of 2019. Quarter-over-quarter, total sales increased by $304 million or 72%. In North America, sales increased by 82% primarily due to significantly higher realized OSB prices and a 9% increase in shipment volumes. In Europe, sales increased by 38% primarily due to a 23% increase in shipment volumes and higher average panel prices. Year-over-year, total sales increased by $290 million or 67%. In North America, sales increased by 88% due to higher realized OSB prices, partially offset by an 8% decrease in shipment volumes. In Europe, sales were 9% higher due to a 12% increase in shipment volumes partially offset by lower average panel prices.

Exhibit 99.3

Year-to-date, total sales were $1,613 million, compared to $1,358 million in the same period last year, an increase of $255 million or 19%. In North America, sales increased by 32% primarily due to higher realized OSB prices, partially offset by a 9% decrease in shipment volumes. In Europe, sales decreased by 14% due to lower average panel prices and a 3% decrease in shipment volumes.

Markets
In North America, US new home construction activity, the single largest driver of OSB demand, has recovered from the economic impact of COVID-19 seen early in the second quarter. The September seasonally adjusted annualized rate of US housing starts was 1.42 million, which is an 11% year-over-year improvement. The pace of single-family starts, which use approximately three times more OSB than multifamily starts, improved 22% to 1.11 million. The pace of permits (the more forward-looking indicator) was 1.55 million in September, an increase of 8% versus the same period in 2019. Year-to-date, US housing starts were up 6% with single family starts also up 6%. The 2020 consensus forecast from US housing economists is approximately 1.36 million starts, approximately 5% higher than 2019. Throughout the ongoing pandemic, demand from the repair-and-remodelling sector has continued at record pace.
Reflecting the stronger than expected recovery in US home construction activity, North American benchmark OSB prices increased significantly as the quarter progressed. Average benchmark prices were higher than all comparative periods and were, for most of the quarter, at record highs. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q3 2020 ($/Msf-7/16”)	Q2 2020 ($/Msf-7/16”)	Q3 2019 ($/Msf-7/16”)
North Central	15%	$578	$270	$217
South East	36%	572	262	168
Western Canada	29%	579	224	164
(1)Based on the annual capacity figures as at December 31, 2019 and exclude the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In Europe, UK panel demand continued to recover from the COVID 19-related pullback in April and May. Continental demand, which was not impacted by the pandemic, particularly in Germany, remained steady throughout the quarter. In local currency terms, average panel prices were up 6% quarter-over-quarter but down 9% year-over-year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the third quarter of 2020, the Pound Sterling ranged from 1.08 to 1.13, averaging 1.10 against the Euro, compared to 1.13 in the prior quarter and 1.10 in the same quarter last year.

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
North America	$310	$84	$24	$462	$65
Europe	16	2	11	28	53
Unallocated	(4)	(2)	(2)	(9)	(7)
Total	$322	$84	$33	$481	$111
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.

Exhibit 99.3

Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q3 2020 vs. Q2 2020	Q3 2020 vs. Q3 2019	9 mos 2020 vs. 9 mos 2019
Adjusted EBITDA – current period	$322	$322	$481
Adjusted EBITDA – comparative period	84	33	111
Variance	238	289	370
Mill nets(1)	231	296	376
Volume(2)	36	4	(25)
Key input prices(3)	—	8	23
Key input usage(3)	(2)	(4)	(8)
Mill profit share and bonus	(16)	(19)	(20)
Other operating costs and foreign exchange(4)	(11)	4	24
Total	$238	$289	$370
(1)The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.
(2)The volume variance represents the impact of shipment volume changes across all products.
(3)The key inputs include fibre, resin, wax and energy.
(4)The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.
North America
Norbord’s North American operations generated $310 million in Adjusted EBITDA in the third quarter of 2020, an increase of $226 million from $84 million in the second quarter of 2020 and an increase of $286 million from $24 million in the third quarter of 2019. Year-to-date, North American operations generated $462 million in Adjusted EBITDA, an increase of $397 million from $65 million in the same period last year. The increases versus all comparative periods were primarily driven by significantly higher realized OSB prices partially offset by higher profit share attributed to higher earnings. The quarter-over-quarter increase was also due to higher shipment volumes, partially offset by higher Canadian stumpage-driven fibre costs and higher maintenance-related costs. The year-over-year increase was partially offset by higher Canadian stumpage-driven fibre costs and higher raw material usages which negated the benefit of lower resin and wax costs. Year-to-date, the increase was also due to lower resin, wax and energy prices, improved productivity and lower overheads partially offset by lower shipment volumes and higher raw material usages.
Norbord’s third quarter North American OSB cash production costs per unit (excluding mill profit share and freight costs) increased by 4% compared to the second quarter of 2020, were unchanged compared to the third quarter of 2019 and decreased 4% year-to-date. Quarter-over-quarter, unit costs increased primarily due to higher Canadian stumpage-driven fibre costs and higher maintenance-related costs, partially offset by the unit cost benefit of higher production volume. Year-over-year, unit costs were unchanged as lower resin and wax costs were offset by higher Canadian stumpage-driven fibre costs and higher raw material usages. Year-to-date, unit costs were lower primarily due to lower resin, wax and energy prices, improved productivity and lower overheads, partially offset by higher raw material usages and product mix.
Production remains indefinitely curtailed at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). Production also remained indefinitely curtailed at the 100 Mile House mill during the quarter (see 100 Mile House Permanent Closure below). In August 2020, Norbord resumed production on a limited operating schedule on Cordele Line 1 (see Operational Update below). These three lines represent 18% of Norbord’s estimated annual capacity in North America.
Excluding the Chambord mill, Norbord’s mills produced at 86% of available capacity in the third quarter of 2020 compared to 74% in the second quarter of 2020 and 92% in the third quarter of 2019. The quarter-over-quarter increase in capacity utilization (which is based on fiscal days in each period) was due to the curtailments taken in the prior quarter to

Exhibit 99.3

align production volume with reduced customer demand, and the resumption of limited production at Cordele Line 1 during the current quarter. The year-over-year decrease was due to the 2019 indefinite curtailment of 100 Mile House and the limited production schedule on Cordele Line 1 in the current quarter.
100 Mile House Permanent Closure
In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. During the third quarter of 2019, the Company indefinitely curtailed this mill as a result of a wood supply shortage and high wood prices. A $2 million charge was recognized for severance and related costs in the second quarter of 2019.
The Company has decided to permanently close this mill (see Operational Update below). As a result, an additional $10 million charge has been recognized representing an impairment on the remaining carrying values of this mill's property, plant and equipment to their recoverable amount determined based on fair value less costs of disposal and inventory as the indicators of impairment existed at October 3, 2020, as well as to provide for severance and related costs.
Operational Update
During the third quarter, demand for North American OSB remained extremely strong, resulting in significantly higher benchmark OSB prices. The key indicators for the US housing market, including strong new home sales, housing permits and single family starts, minimal new home inventories, and low mortgage rates, provide a positive outlook for OSB demand. Similarly, repair-and-remodelling demand has been robust and demand from industrial customers has normalized following pandemic-imposed restrictions. Excluding the curtailed 100 Mile House and Chambord mills, Norbord’s operating North American mills ran as close as possible to full operating rates in the third quarter, producing at 92% of capacity. In August, the Company restarted Cordele Line 1 on a limited operating schedule to meet customer orders that Norbord would not have otherwise been able to satisfy. Notwithstanding these positive trends, there remains considerable uncertainty in the broader economic environment as a predicted second wave of the COVID-19 global pandemic appears to be underway. As the typical seasonally slower period for OSB demand approaches, it is not yet clear what impact this seasonality and this pandemic will have on the Company’s core markets. Should conditions change, Norbord is well positioned to respond.

Earlier this year and in reaction to the pandemic, Norbord recognized the need to implement a more flexible operating strategy across its manufacturing platform. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. This strategy has proven to have significant merit and has been adopted as the Company's standard operating approach. At the same time, it became clear that the 100 Mile House mill was unlikely to have a role to play in the future. As the Company’s highest cost operation, this mill had been indefinitely curtailed since August 2019 in response to a wood supply shortage and rising fibre costs. The Cariboo region in which the mill is located has been under wood supply pressure for the past decade as a result of the mountain pine beetle epidemic and more recently significant wildfires, leading to a 50% reduction in the region’s annual allowable harvest. Taken together, the current and expected ongoing wood supply shortage makes operation of the mill uneconomic and Norbord has decided to permanently close 100 Mile House.

Exhibit 99.3

Europe
Norbord’s European operations generated $16 million in Adjusted EBITDA in the third quarter of 2020, an increase of $14 million versus the second quarter of 2020 and $5 million versus the same quarter last year. Year-to-date, European operations generated $28 million in Adjusted EBITDA, a decrease of $25 million versus the same period last year. Quarter-over-quarter, the increase was primarily due to higher shipment volumes as well as higher average panel prices, lower raw material and energy prices, and improved productivity partially offset by higher maintenance-related costs. Year-over-year, the increase was primarily due to higher shipment volumes, as well as improved productivity, lower raw material and energy prices, partially offset by lower average panel prices. Year-to-date, the decrease was primarily due to lower average panel prices and shipment volumes, partially offset by lower raw material and energy prices, improved productivity and lower raw material usages.
The European mills produced at 97% of stated capacity in the third quarter of 2020, compared to 70% in the second quarter of 2020 and 84% in the third quarter of 2019. Capacity utilization was higher versus the prior quarter due to curtailments taken at the UK mills in response to pandemic-driven reduced customer demand in the second quarter, partially offset by the continued ramp-up of the Inverness, Scotland mill, which started up in the fourth quarter of 2017. The latter also drove the higher capitalization utilization year-over-year.
Margin Improvement Program (MIP)
The Company generated net MIP gains of $43 million year-to-date due to improved mill productivity and lower controllable manufacturing and overhead costs. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Finance costs	$(10)	$(10)	$(11)	$(32)	$(34)
Interest income	—	—	—	—	1
Depreciation and amortization	(36)	(32)	(35)	(103)	(104)
Income tax (expense) recovery	(61)	(3)	6	(72)	21
Finance Costs
Finance costs in the third quarter of 2020 were in line with the second quarter of 2020. Against all prior year periods, finance costs were lower primarily due to lower drawings under the accounts receivable securitization program (see Accounts Receivable Securitization).
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill.
Income Tax
A tax expense of $61 million was recorded in the third quarter of 2020 on pre-tax earnings of $264 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

Exhibit 99.3

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Cash provided by (used for) operating activities	$ 262	$ 125	$ 52	$ 426	$ (9)
Cash provided by (used for) operating activities per share(1)	3.24	1.55	0.64	5.26	(0.11)
Operating working capital(1)	191	152	139
Total working capital(1)	388	183	195
Additions to property, plant and equipment and intangible assets	28	14	33	67	93
Net debt to capitalization, market basis(1)	18%	26%	25%
Net debt to capitalization, book basis(1)	27%	40%	40%
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized available liquidity of $654 million, comprising $240 million in cash and cash equivalents, $290 million in revolving bank lines and $124 million in available drawings under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Senior Secured Notes Due 2027
The Company's $350 million senior secured notes due July 2027 bear an interest rate of 5.75%.
Revolving Bank Lines
The Company has an aggregate commitment of $300 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2022. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2023 and 2027 senior secured notes.
At period-end, none (December 31, 2019 – none) of the revolving bank lines were drawn as cash and $10 million (December 31, 2019 – $8 million) was utilized for letters of credit and guarantees.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	impairment of assets charge for 2018 is excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees issued, and any bank advances. At period-end, the Company’s tangible net worth was $1,183 million and net debt for financial covenant purposes was $436 million. Net debt to total capitalization, book basis, was 27%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.3

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Oct 3, 2020	Dec 31, 2019
Long-term debt, principal value	$665	$665
Add: Other long-term debt	—	68
Less: Cash and cash equivalents	(240)	(20)
Net debt	425	713
Less: Other long-term debt	—	(68)
Add: Other liabilities classified as debt for financial covenant purposes	1	2
Add: Letters of credit and guarantees	10	8
Net debt for financial covenant purposes	$436	$655
Shareholders’ equity	$881	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	67	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,183	$999
Total capitalization	$1,619	$1,654
Net debt to capitalization, market basis	18%	24%
Net debt to capitalization, book basis	27%	40%
(1)Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $228 million in trade accounts receivable, and recorded drawings of nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $124 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charges on drawings ranged from 1.6% to 2.8% (2019 - 1.6% to 4.1%).
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at November 4, 2020, the Company's ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service), both with a stable outlook.

Exhibit 99.3

Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $191 million at period-end, compared to $152 million at July 4, 2020 and $139 million at October 5, 2019. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Both the quarter-over-quarter increase in operating working capital of $39 million and the year-over-year increase of $52 million were primarily due to higher accounts receivable, partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was attributed to the significantly higher North American OSB prices. Higher accounts payable and accrued liabilities is attributed to timing of payments and higher incentive accruals.
Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less bank advances and taxes payable, was $388 million at period-end, compared to $183 million at July 4, 2020 and $195 million at October 5, 2019. The quarter-over-quarter and year-over-year increases were primarily due to the higher cash balance and the higher operating working capital balance, partially offset by higher taxes payable. The year-over-year decrease was also attributed to lower taxes receivable.
Operating activities generated $262 million of cash or $3.24 per share in the third quarter of 2020, $125 million or $1.55 per share in the second quarter of 2020 and $52 million or $0.64 per share consumed in the third quarter of 2019. The higher generation of cash versus both comparative periods was mainly attributed to higher earnings in the current quarter.

INVESTMENTS
Investment in property, plant and equipment and intangible assets was $28 million in the third quarter of 2020, $14 million in the second quarter of 2020 and $33 million in the third quarter of 2019. The fluctuation versus the comparative periods was primarily attributable to the timing of executing on various capital projects.
As part of Norbord's initial COVID-19 Response Plan, Norbord’s budgeted 2020 investment in property, plant and equipment had been reduced from $100 million to $75 million for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as a portion of the Chambord mill rebuild and Inverness phase 2 projects (both described below). Based on the strong third quarter results and in line with Norbord's capital allocation priorities, 2020 investment in property, plant and equipment is now forecasted to return to its original budget of $100 million. The budget also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
During the first phase of the project, the Company invested $147 million to modernize and expand its Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project was substantially completed during the current quarter and is consistent with the Company’s strategy of growing its European OSB capacity to serve continued substitution growth in its key markets. During the first nine months of 2020, $16 million was invested ($44 million project-to-date), with $5 million invested during the quarter.

Exhibit 99.3

Chambord Rebuild Project
Production remains indefinitely curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company’s overall manufacturing operations, Norbord has been investing since 2018 to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, and will only do so when it is sufficiently clear that customers require the production from this mill. The $71 million budgeted project involves replacing the dryers and investing in the wood-handling and finishing end areas to streamline the mill’s manufacturing process and reduce costs, as well as upgrades to process and personal safety systems, electrical systems and environmental equipment that will bring the mill up to current standards after more than a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to-date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. During the first nine months of 2020, $3 million was invested ($54 million project-to-date), with $1 million invested during the quarter.

2021 Capital Spending Budget
Looking ahead to next year, while the Company is still in the process of finalizing its capital plans, the 2021 capital expenditure target is expected to be approximately $150 million. This will include maintenance of business projects, projects focused on reducing manufacturing costs and enhancing process safety across the mills and mobile equipment leases that must be capitalized under IFRS 16. It also includes further investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports, as well as a portion of the Chambord mill rebuild.
CAPITALIZATION
At November 4, 2020, there were 80.7 million common shares outstanding. In addition, 1.4 million stock options were outstanding, of which 49% were fully vested.
Normal Course Issuer Bid
In October 2019, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,083,429, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules prior to the bid's expiry date of November 4, 2020. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make "block" purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX had temporarily doubled the daily purchase limit under all NCIBs such that Norbord was permitted to purchase up to 145,940 shares per day until June 30, 2020.
During the first quarter of 2020, 1.0 million shares were purchased under this bid at a cost of $22 million. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early March. During the third quarter of 2020, the Company resumed purchases under this bid and 0.2 million shares were purchased at a cost of $6 million. Substantially all common shares purchased under the bid were cancelled. Norbord has repurchased a total of 1.4 million shares to-date under its current bid at a cost of $33 million.
Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management's view of intrinsic value and that the purchase of these common shares was an appropriate use of the Company’s funds in light of potential benefits to remaining shareholders.
Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition.

Exhibit 99.3

Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$ 0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019 to Q1 2020	0.20
Q2 2020	0.05
Q3 2020	0.30
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under Norbord’s variable dividend policy, $34 million (2019 – $73 million) was paid out during the first nine months of 2020 primarily using cash on hand.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 14 to the interim financial statements.

Exhibit 99.3

TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the normal course of operations:
Brookfield
As of November 4, 2020, Brookfield held approximately 43% of the common shares outstanding. The Company periodically engages the services of Brookfield and its affiliates for various financial, real estate and other business services. During the quarter and year-to-date, the fees for services rendered were less than $1 million (2019 – less than $1 million) and $1 million, respectively (2019 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter and year-to-date, net sales of $8 million (2019 – $20 million) and $36 million (2019 – $55 million) were made to Interex. At period-end, $1 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2019 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

			2020				2019	2018
(US $ millions, except per share information, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
SALES AND EARNINGS
Sales	725	421	467	373	435	447	476	501
Operating income (loss)	274	31	40	(8)	(12)	(2)	6	(46)
Adjusted EBITDA(1)	322	84	75	27	33	36	42	70
Earnings (loss)	203	18	20	(12)	(17)	(14)	1	(28)
Adjusted earnings (loss)(1)	204	31	21	(11)	(9)	(8)	(2)	26
PER COMMON SHARE EARNINGS
Earnings (loss), basic	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01	(0.32)
Earnings (loss), diluted	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01	(0.32)
Adjusted earnings (loss), basic(1)	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)	0.30
Adjusted earnings (loss), diluted(1)	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)	0.30
Dividends declared(2)	0.30	0.05	0.20	0.20	0.40	0.40	0.40	0.60
BALANCE SHEET
Total assets	2,112	1,785	1,904	1,921	1,862	2,207	1,942	1,942
Long-term debt(3)	658	657	677	657	656	896	550	550
Net debt for financial covenant purposes(1)	436	655	665	655	675	601	564	435
Net debt to capitalization, market basis(1)	18%	26%	26%	24%	25%	20%	17%	13%
Net debt to capitalization, book basis(1)	27%	40%	40%	40%	40%	36%	34%	28%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,523	1,400	1,459	1,335	1,654	1,587	1,569	1,602
Europe	493	402	499	396	440	474	521	452
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	578	270	271	223	217	188	211	243
South East	572	262	251	199	168	186	197	203
Western Canada	579	224	255	190	164	153	160	184
Europe (€/m3)(4)	253	251	241	247	269	285	287	299
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	83%	21%	18%	7%	8%	9%	10%	17%
Return on equity (ROE)(1)	97%	17%	11%	(6)%	(5)%	(4)%	(1)%	10%
Cash provided by (used for) operating activities	262	125	39	28	52	36	(97)	126
Cash provided by (used for) operating activities per share(1)	3.24	1.55	0.48	0.34	0.64	0.44	(1.18)	1.46
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)Dividends declared per share stated in Canadian dollars.
(3)Includes current and non-current long term debt.
(4)European indicative average OSB price represents the gross delivered price to the largest continental market.
Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to

Exhibit 99.3

Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year primarily due to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.79 per basic share (approximately $47 million or $0.58 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. The Company estimates that the annualized impact on Adjusted EBITDA of a €10 per 000m3 change in the realized European OSB price, when operations are running at full capacity, is approximately $12 million or $0.15 per basic share. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had been trending downwards since the fourth quarter of 2018, bottomed in the second quarter of 2020 and have since been trending upward.
Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North American) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company’s European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items that are not related to ongoing business operations and/or non-cash that had a significant impact on quarterly results include:
Costs Related to 100 Mile House Closure – Included in the third quarter of 2020 is a $10 million ($0.12 per basic and diluted share) pre-tax loss related to a non-cash impairment charge, and severance and other related costs resulting from the closure of the 100 Mile House mill (see 100 Mile House Permanent Closure in the Operating Results section).
Impairment of Assets – Included in the second quarter of 2020 is a $16 million ($0.20 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company's Grande Prairie mill. Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Cordele mill. Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s 100 Mile House mill.
Loss on Disposal of Assets – Included in the second quarter of 2020 is a $3 million ($0.04 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies and on the disposal of obsolete production equipment. Included in the fourth quarters of 2019 and 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to

Exhibit 99.3

obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter.
Stock-based Compensation and Related Costs – Included in the third and second quarters of 2020 is $2 million ($0.02 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the fourth, second and first quarters of 2019 is $1 million ($0.01 per basic and diluted share) of similar costs.
Costs on Early Debt Extinguishment – Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.
Costs Related to 100 Mile House Indefinite Curtailment – Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the indefinite curtailment of the 100 Mile House mill in August 2019.
The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Earnings (loss)	$203	$18	$20	$(12)	$(17)	$(14)	$1	$(28)
Add: Costs related to 100 Mile House closure	10	—	—	—	—	—	—	—
Add: Impairment of assets	—	16	—	—	10	—	—	80
Add: Loss on disposal of assets	—	3	—	2	—	1	—	2
Add: Stock-based compensation and related costs	2	2	—	1	—	1	1	—
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	10	—	—
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	—	2	—	—
Add: Reported income tax expense (recovery)	61	3	8	(6)	(6)	(10)	(5)	(26)
Adjusted pre-tax earnings (loss)	276	42	28	(15)	(13)	(10)	(3)	28
Less: Income tax (expense) recovery at statutory rate(1)	(72)	(11)	(7)	4	4	2	1	(2)
Adjusted earnings (loss)	$204	$31	$21	$(11)	$(9)	$(8)	$(2)	$26
(1)Represents Canadian combined federal and provincial statutory rate of 26%.

Exhibit 99.3

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Earnings (loss)	$203	$18	$20	$(12)	$(17)	$(14)	$1	$(28)
Add: Finance costs	10	10	12	11	11	12	11	9
Less: Interest income	—	—	—	(1)	—	—	(1)	(1)
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	10	—	—
Add: Depreciation and amortization	36	32	35	32	35	34	35	34
Add: Income tax expense (recovery)	61	3	8	(6)	(6)	(10)	(5)	(26)
EBITDA	310	63	75	24	23	32	41	(12)
Add: Costs related to 100 Mile House closure	10	—	—	—	—	—	—	—
Add: Impairment of assets	—	16	—	—	10	—	—	80
Add: Loss on disposal of assets	—	3	—	2	—	1	—	2
Add: Stock-based compensation and related costs	2	2	—	1	—	1	1	—
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	—	2	—	—
Adjusted EBITDA(1)	$322	$84	$75	$27	$33	$36	$42	$70
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.

CHANGES IN ACCOUNTING POLICIES
(i)Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for the Company on January 1, 2020 and did not have any impact on its interim financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES
(i)Property, Plant and Equipment
In May 2020, the IASB issued amendments to IAS 16 with regards to sale proceeds before property, plant and equipment is available for intended use. These amendments include the requirement to recognize in earnings any proceeds and related costs from selling items produced while an asset is being prepared for its intended use, and clarify the requirement to capitalize costs of testing whether an asset is functioning properly. The amendments are effective on January 1, 2022. The Company is currently assessing the impact of these amendments on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2019 audited financial statements of the Company or in the section above.

Exhibit 99.3

RISKS AND UNCERTAINTIES
In addition to those risks and uncertainties described in Norbord’s annual MD&A and included in the 2019 annual report available on Norbord’s website, SEDAR and EDGAR, Norbord’s results may be impacted by risks associated with COVID-19 and the related global reduction in commerce and substantial volatility in stock markets and commodity prices. Health and safety measures instituted to protect Norbord’s employees, voluntary changes and government-imposed restrictions that may apply to Norbord’s operations, and the impact of COVID-19 on customer demand, supply and distribution and other factors may result in a decrease of liquidity, cash flow and/or the valuation of Norbord’s long-lived assets, and Norbord may be unable to achieve its expected returns.
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended October 3, 2020 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures. In addition, there was no material impact to Norbord’s internal controls over financial reporting or disclosure controls and procedures as a result of any remote working arrangements in response to the COVID-19 pandemic.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment and closure of the 100 Mile House mill and costs on early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).
The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$18	$(17)	$241	$(30)
Add: Costs related to 100 Mile House closure	10	—	—	10	—
Add: Impairment of assets	—	16	10	16	10
Add: Loss on disposal of assets	—	3	—	3	1
Add: Stock-based compensation and related costs	2	2	—	4	2
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	2
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	10
Add: Reported income tax expense (recovery)	61	3	(6)	72	(21)
Adjusted pre-tax earnings (loss)	276	42	(13)	346	(26)
Less: Income tax (expense) recovery at statutory rate(1)	(72)	(11)	4	(90)	7
Adjusted earnings (loss)	$204	$31	$(9)	$256	$(19)
(1)Represents Canadian combined federal and provincial statutory rate.

Exhibit 99.3

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and other non-recurring or other items. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment and closure of the 100 Mile House mill and costs on early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$18	$(17)	$241	$(30)
Add: Finance costs	10	10	11	32	34
Less: Interest income	—	—	—	—	(1)
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	10
Add: Depreciation and amortization	36	32	35	103	104
Add: Income tax expense (recovery)	61	3	(6)	72	(21)
EBITDA(1)	310	63	23	448	96
Add: Costs related to 100 Mile House closure	10	—	—	10	—
Add: Impairment of assets	—	16	10	16	10
Add: Loss on disposal of assets	—	3	—	3	1
Add: Stock-based compensation and related costs	2	2	—	4	2
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	—	2
Adjusted EBITDA	$322	$84	$33	$481	$111

The following tables reconcile Adjusted EBITDA per geographic segment to EBITDA:

				Q3 2020
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$300	$16	$(6)	$310
Add: Costs related to 100 Mile House closure	10	—	—	10
Add: Loss on disposal of assets	—	—	—	—
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$310	$16	$(4)	$322

				Q2 2020
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$65	$2	$(4)	$63
Add: Impairment of assets	16	—	—	16
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$84	$2	$(2)	$84

Exhibit 99.3

				Q3 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$14	$11	$(2)	$23
Add: Impairment of assets	10	—	—	10
Adjusted EBITDA	$24	$11	$(2)	$33

				9 mos 2020
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$433	$28	$(13)	$448
Add: Costs related to 100 Mile House closure	10	—	—	10
Add: Impairment of assets	16	—	—	16
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$462	$28	$(9)	$481

				9 mos 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$52	$53	$(9)	$96
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	1	—	—	1
Add: Stock-based compensation and related costs	—	—	2	2
Add: Costs related to 100 Mile House indefinite curtailment	2	—	—	2
Adjusted EBITDA	$65	$53	$(7)	$111
(1)EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of 2020 Notes.
Operating working capital is defined as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Accounts receivable	$246	$137	$136	$141
Inventory	216	208	230	217
Prepaids	10	8	13	19
Accounts payable and accrued liabilities	(281)	(201)	(259)	(238)
Operating working capital	$191	$152	$120	$139

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Operating working capital	$191	$152	$120	$139
Cash and cash equivalents	240	20	20	3
Taxes receivable	6	12	63	59
Taxes payable	(49)	(1)	(1)	(6)
Total working capital	$388	$183	$202	$195

Exhibit 99.3

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Property, plant and equipment	$1,366	$1,367	$1,427	$1,392
Intangible assets	19	20	21	21
Accounts receivable	246	137	136	141
Inventory	216	208	230	217
Prepaids	10	8	13	19
Accounts payable and accrued liabilities	(281)	(201)	(259)	(238)
Capital employed	$1,576	$1,539	$1,568	$1,552
ROCE (return on capital employed) is annualized Adjusted EBITDA divided by average quarterly or year-to-date capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is annualized Adjusted earnings (loss) divided by average quarterly or year-to-date common shareholders’ equity adjusted for the 2018 net impairment of assets charge. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Shareholders' equity	$881	$686	$704	$701
Add: 2018 impairment of assets (net of tax)	59	59	59	59
Shareholders' equity for ROE	$940	$745	$763	$760
Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Long-term debt, principal value	$665	$665	$665	$665
Add: Other long-term debt	—	—	68	27
Less: Cash and cash equivalents	(240)	(20)	(20)	(3)
Net debt	425	645	713	689
Less: Other long-term debt	—	—	(68)	(27)
Add: Other liabilities classified as debt for financial covenant purposes	1	1	2	2
Add: Letters of credit and guarantees	10	9	8	11
Net debt for financial covenant purposes	$436	$655	$655	$675

Exhibit 99.3

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Oct 3, 2020	Jul 4, 2020	Dec 31, 2019	Oct 5, 2019
Shareholders’ equity	$881	$686	$704	$701
Add: 2018 impairment of assets (net of tax)	59	59	59	59
Add: Other comprehensive income movement(1)	67	80	60	92
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21
Tangible net worth	$1,183	$1,001	$999	$1,028
(1)Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price (in Canadian dollars) of $33.63 for the third quarter of 2020, $30.94 for the second quarter of 2020 and $33.51 for the third quarter of 2019. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations

Exhibit 99.3

regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company's employees, government-imposed restrictions or other restrictions that may apply to the Company's employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices, and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.